EXHIBIT 12

March 8, 2017

Re: Qualification Statement for Bridgewell Preferred Income Fund, LP on Form 1-A

To whom it may concern:

I have been retained by Bridgewell Preferred Income Fund, LP (the "Company"), in connection with the Qualification Statement (the "Qualification Statement") on Form 1-A, relating to the offering of 50,000 Limited Partnership Interests to be sold. You have requested that I render my opinion as to whether or not the securities proposed to be issued on terms set forth in the Qualification Statement are validly issued, fully paid, and non-assessable.

In connection with the request, I have examined the following:

1. Articles of Organization of the Company;

2. Limited Partnership Agreement of the Company; and

3. The Qualification Statement

I have examined such other corporate records and documents and have made such other examinations, as I have deemed relevant.

Based on the above examination, I am of the opinion that the securities of the Company to be issued pursuant to the Qualification Statement are validly authorized and will be validly issued, fully paid and non-assessable.

The Limited Partners, upon purchase, will have no obligation to make payments to the Company or its creditors (other than the purchase price for the securities) or contributions to the Company or its creditors solely by reason of the purchasers Limited Partner's ownership of the Limited Partnership Interests.

I hereby consent to the filing of this opinion as an exhibit and to the Qualification Statement and to the reference to our firm under “Experts” in the related Prospectus. In giving the foregoing consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the Securities and Exchange Commission.

Sincerely,

/s/

Jillian Ivey Sidoti, Esq.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563